SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2009 – September 30, 2009) filed with the Tokyo Stock Exchange on Wednesday, November 4, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 4, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2009 – September 30, 2009

November 4, 2009

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 90.21 to $1.00, the approximate exchange rate prevailing at September 30, 2009.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

Consolidated Financial Results from April 1, 2009 to September 30, 2009

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Six Months Ended September 30, 2009 and 2008, and the Year Ended March 31, 2009

(1) Performance Highlights - Operating Results (Unaudited)

	(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation*3	Year-on-Year Change
September 30, 2009	471,447	(14.1)%	22,472	(60.8)%	24,227	(69.2)%	20,150	(63.5)%
September 30, 2008	548,738	(2.3)%	57,324	(42.1)%	78,661	(39.3)%	55,266	(39.9)%

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2009	207.45	175.45
September 30, 2008	621.19	610.79

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	Pursuant to FASB Accounting Standards Codification 810-10 (“Consolidation”), “Net income” was reclassified into “Net Income Attributable to ORIX Corporation,” as of April 1, 2009.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
September 30, 2009	7,918,537	1,265,438	16.0%	11,776.43
March 31, 2009	8,369,736	1,167,530	13.9%	13,059.59

2. Dividends for the Years Ended March 31, 2009 (Unaudited)

Dividends Per Share
March 31, 2009	70.00

3. Forecasts for the Year Ending March 31, 2010 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2010	960,000	(10.1)%	30,000	36.8%	294.42

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x )	No ( )

Addition - None ( )	Exclusion - One company ( ORIX Credit Corporation )

(2) Adoption of Simplified Accounting Method	Yes ( )	No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x )	No ( )
2. Other than those above	Yes ( )	No ( x )

(4) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury shares, was 110,218,802 as of September 30, 2009, and 92,217,067 as of March 31, 2009.

2. The number of treasury shares was 2,763,620 as of September 30, 2009, and 2,816,847 as of March 31, 2009.

3. The average number of shares was 97,131,537 for the six months ended September 30, 2009, and 88,967,788 for the six months ended September 30, 2008.

1.	Qualitative Information Regarding Consolidated Financial Results

Financial Results for the Six Months Ended September 30, 2009

		Fiscal period ended September 30, 2008	Fiscal period ended September 30, 2009	Change	Year on Year Change
Total Revenues	(millions of yen)	548,738	471,447	(77,291)	(14)%
Income before Income Taxes*	(millions of yen)	78,661	24,227	(54,434)	(69)%
Net Income Attributable to ORIX Corporation	(millions of yen)	55,266	20,150	(35,116)	(64)%
Earnings Per Share (Basic)	(yen)	621.19	207.45	(413.74)	(67)%
(Diluted)	(yen)	610.79	175.45	(435.34)	(71)%
ROE (Annualized)	(%)	8.8	3.3	(5.5)	—
ROA (Annualized)	(%)	1.24	0.49	(0.75)	—

*	“Income before income taxes” refers to “income before income taxes and discontinued operations.”

Note 1:

Accounting standards, net income attributable to ORIX Corporation is equivalent to net income, which had been used until the fiscal year ended March 31, 2009.

Economic Environment

Swift response through extensive fiscal stimulus measures has been effective in limiting the breadth and depth of the financial crisis. China and other Asian countries show positive trends and U.S. performance is better than expected. The global economy is starting to slowly emerge from the recession triggered by the financial crisis.

The U.S. has shown signs that the recession has bottomed out through programs such as automobile rebate programs, public works spending and tax benefits however increasing unemployment and decreased consumer spending continues to hinder recovery.

Japan has undergone a historic political shift in September; and has brought heightened attention toward the effects on the real economy and capital markets of the new administration’s policies that include consumer-oriented stimulus and major reduction of public spending. Despite signs of recovery such as an increase in exports, severe circumstances surrounding domestic demand oriented companies and small and middle-sized companies add to uncertainties regarding the amount of time necessary for real economic recovery.

Overview of Business Performance (April 1, 2009 to September 30, 2009)

Revenues decreased 14% to ¥471,447 million compared to ¥548,738 million for the same period of the previous fiscal year. “Brokerage commissions and net gains (losses) on investment securities” returned to profitability due to improvement in domestic and international financial markets, particularly the U.S. equity and bond markets. However, investments in direct financing leases and installment loans continued to decrease due to the stringent selection of new transactions and enhanced collections as well as a reduction in real estate-related finance. In addition, installment loans decreased due to the change in status of ORIX Credit Corporation from consolidated subsidiary to equity-method affiliate in July 2009. Furthermore, “gains on sales of real estate under operating leases” declined compared to the same period of the previous fiscal year due to a decrease in sales of real estate under operating leases as a result of stagnation in the real estate market.

Despite an increase in “provision for doubtful receivables and probable loan losses” from the continuing severe economic environment, expenses decreased compared to the same period of the previous fiscal year due to decreases in “costs of real estate sales” from a decrease in write-downs and a decline in the number of residential condominiums sold, “selling, general and administrative expenses” due to cost reduction programs, and “interest expense” resulting from a decrease in interest-bearing liabilities. In addition, “equity in net income (loss) of affiliates” decreased due to a decline in the number of residential condominiums sold that had been developed through certain joint ventures and the recognition of a loss in connection with an affiliate filing for protection under the Corporate Rehabilitation Law in the first quarter of this fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations decreased 69% to ¥24,227 million compared to ¥78,661 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation decreased 64% to ¥20,150 million compared to ¥55,266 million during the same period of the previous fiscal year.

Results for the six-month period ended September 30, 2009 (hereinafter “the second consolidated period”) are trending steadily at 67% of the fiscal year forecast of ¥30,000 million in net income attributable to ORIX Corporation.

Segment Information

Segment profits (Note 2) for the three-month period ended September 30, 2009 (hereinafter “the second quarter”) continued on a recovery trend, although “Corporate Financial Services Segment” recognized a loss due to increased provisions for doubtful receivables and probable loan losses compared to the first fiscal period. The “Investment Banking Segment” recorded a decrease in losses. “Maintenance Leasing Segment,” “Real Estate Segment,” and “Retail Segment” recorded gains in profits and “Overseas Segment” recognized higher profit levels than the original plan.

Note 2:

The Company evaluates performance based on quarterly “income before income taxes and discontinued operations” as well as results of “discontinued operations” and net income attributable to the noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Segment information for the second consolidated period is as follows.

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues were down 16% to ¥58,830 million compared to ¥70,204 million in the same period of the previous fiscal year. The average balances of investment in direct financing leases and installment loans decreased 24% compared to the same period of the previous fiscal year resulting from stagnant demand for corporate financing and enhanced collections under the severe operating environment.

Despite a decrease in interest expense and selling, general and administrative expenses compared to the same period of the previous fiscal year, segment expenses increased compared to the same period of the previous fiscal year due to a 58% year on year increase in provisions for doubtful receivables and probable loan losses as a result of reappraisal of collateralized properties and enhanced collection of non-performing assets. However, the new occurrences of non-performing assets have been decreasing since the fourth quarter of the previous fiscal year due to stringent restrictions placed on new transactions to real estate-related companies and increased collateral requirements.

As a result, segment profits recorded a loss of ¥9,149 million compared to a profit of ¥7,145 million in the same period of the previous fiscal year.

Segment assets decreased 13% to ¥1,384,106 million compared to March 31, 2009 due to the balance of a decline in direct financing leases and installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing and rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

The maintenance leasing market continues to face a severe operating environment as the demands from corporate clients have been lowered as part of broader cost reduction efforts in automobile leasing business and enterprises are spending less on capital expenditure in rental business. However, the Maintenance Leasing Segment has maintained relatively stable revenues by capitalizing on ORIX’s position as the industry-leader in terms of market share and providing high value-added services.

Segment revenues were down 4% to ¥112,383 million compared to ¥117,562 million during the same period of the previous fiscal year due to the above mentioned reasons.

Regarding segment expenses, depreciation expenses increased 4% compared to the same period of the previous fiscal year resulting mainly from conservative residual value estimates due to the sluggish secondary auto market, while selling, general and administrative expenses decreased.

As a result, segment profits decreased 27% to ¥10,703 million compared to ¥14,752 million in the same period of the previous fiscal year, achieving 43% of the initial profit forecast of ¥25,000 million.

Segment assets were down 7% to ¥600,792 million compared to March 31, 2009 due to a decrease in new transactions and weakening demand, while low performing assets were sold.

Real Estate Segment

This segment consists of development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services.

The market for smaller properties has started to see an increase in sales activity. In addition, the condominium market has shown signs of bottoming out in metropolitan areas. Still, the real estate market as a whole has been unable to regain its previous strength as the vacancy rates remain high and average rented prices have continued to decline in the office building market.

Under these circumstances, gains on sales of real estate under operating leases fell dramatically compared to the same period of the previous fiscal year; however, a gain on sales of approximately ¥7 billion recorded on the sale of INTAGE Akihabara Building.

The condominium development business has seen a fall in revenues due to a decrease in the number of condominiums delivered to 726 units in the first half of fiscal 2010 from 1,377 units in the same period for the previous fiscal year. However, profits increased due to a significant decrease in write-downs on projects under development. In addition, revenues and expenses from integrated facilities management services declined as a result of the transfer of ORIX Facilities Corporation in March 2009.

As a result, segment revenues decreased 33% to ¥95,940 million compared to ¥142,937 million in the same period of the previous fiscal year, while profits were down 73% to ¥10,728 million compared to ¥40,111 million in the same period of the previous fiscal year. Profits are trending steadily with 54% of the initial forecast of ¥20,000 million achieved so far.

Although there was an increase in real estate under operating leases which are expected to generate stable cash flows, segment assets declined only 2% to ¥1,150,491 million compared to March 31, 2009 due to a decrease in inventories related to the condominium development business.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital.

Segment revenues decreased 15% to ¥41,178 million compared to ¥48,248 million in the same period of the previous fiscal year. Revenues and profits were down in the real estate finance business as the average balances of installment loans and investment in securities (including specified bonds issued by SPEs) were down 33% respectively, compared to the same period of the previous fiscal year, due to stringent collections and reduced new business transactions. In the loan servicing (asset recovery) business, servicing fees increased compared to the same period of the previous fiscal year while revenues declined due to a decrease in collections from the sales of collateral resulting from the continued decline in liquidity in the real estate market.

Regarding segment expenses, interest expense and selling, general and administrative expenses decreased by 25% and 10%, respectively, compared to the same period of the previous fiscal year, while provisions for doubtful receivables and probable loan losses increased considerably due to a reappraisal of possible collections from assets backing non-recourse loans.

Equity in net income (loss) of affiliates decreased compared to the same period of the previous fiscal year due to the loss recorded because of JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law as well as decreased equity in net income from The Fuji Fire and Marine Insurance Co., Ltd. and DAIKYO INCORPORATED. However, the amount of losses has decreased since the third quarter of the previous fiscal year when significant write-downs were recorded.

As a result of the foregoing, segment profits recorded a loss of ¥13,745 million down from a profit of ¥12,326 million in the same period of the previous fiscal year. However, the amount of losses has steadily decreased since the third quarter of the previous fiscal year.

Segment assets were down 4% to ¥1,265,140 million compared to March 31, 2009. Real estate collateral has been acquired in some cases in order to maximize collections and to increase real estate value by capitalizing on ORIX’s real estate value chain. Upon acquiring a property, a portion of the installment loans and investment in securities (specified bonds issued by SPEs) was reclassified under investment in operating leases. As a result, installment loans and investment in securities (including specified bonds issued by SPEs) decreased, while investment in operating leases increased.

Retail Segment

This segment consists of the trust and banking business, the life insurance operations, and the securities brokerage and the card loan business operated by the affiliate.

Under the strategy pursuing business alliance with banks and other financial institutions, a 51% stake of ORIX Credit Corporation was transferred to Sumitomo Mitsui Banking Corporation (SMBC) on July 1, 2009 and the card loan business will become a joint venture with SMBC after the second quarter. As a result of this transfer, gain on sale of subsidiary was recorded, and after the second quarter, gains (losses) according to the amount held will be recorded as segment profits using the same method as other equity-method affiliates.

Profits rose in the trust and banking business compared to the same period of the previous fiscal year due to a decrease in provisions for doubtful receivables and probable loan losses and an increase in revenues from installment loans. Targeting future growth, the trust and banking business has diversified its portfolio by strengthening its corporate finance operations to complement its mortgage loans to individuals, and has also increased its deposit base. In the life insurance business, insurance related gains improved due to increased contracts for new products while related investment income improved as a result of improvement in the market condition compared to the same period of the previous fiscal year. In the securities brokerage, brokerage commissions were down compared to the same period of the previous fiscal year as a result of intensifying competition to reduce commissions.

As a result, segment revenues decreased 15% to ¥82,112 million compared to ¥96,105 million in the same period of the previous fiscal year, while profits increased 80% to ¥14,820 million compared to ¥8,222 million during the same period of the previous fiscal year. Currently profits are 74% of the initial forecast for fiscal year 2010 of ¥20,000 million, and the segment has been steadily improving since a loss was recorded during the fourth quarter of the previous fiscal year.

Segment assets were ¥1,419,020 million, down 9% compared to March 31, 2009.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the U.S., Asia, Oceania and Europe.

Segment revenues were down 6% to ¥88,039 million compared to ¥93,317 million in the same period of the previous fiscal year. Brokerage commissions and net gains (losses) on investment securities were up as a result of recovery of the bond and equity markets in the U.S. since the beginning of this fiscal year. However, average balances of investments in operating leases and direct financing leases declined 26% compared to the same period of the previous fiscal year, mainly in Asia and Oceania due to a stronger yen and a cautious stance toward new transactions. In addition to the decrease in the average balance, a stronger yen also led to a 27% decline in operating lease revenues and direct financing lease revenues. In the U.S., revenues from installment loans were down due to a lower market interest rate and a strong yen.

Regarding segment expenses, despite an increase in provisions for doubtful receivables and probable loan losses in the U.S., interest expense decreased primarily due to decrease in the average balance of interest bearing debt, as well as lower interest rates and a stronger yen.

Segment profits increased 54% to ¥21,489 million compared to ¥13,968 million in the same period of the previous fiscal year as a result of contributions from gains on a company in Asia in which ORIX had made a principal investment. As a result, the segment currently is positioned to surpass the initial profit forecast for the fiscal year 2010 of ¥15,000 million.

Segment assets decreased 10% to ¥851,813 million compared to March 31, 2009 mainly due to a decrease in installment loans, and investments in direct financing leases and operating leases resulting from the cautious stance toward new transactions and the foreign exchange effects of a stronger yen.

2.	Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal period ended September 30, 2009	Fiscal year ended March 31, 2009	Change	Year on Year Change
Total Assets	(millions of yen)	7,918,537	8,369,736	(451,199)	(5)%
(Segment Assets)		6,671,362	7,232,671	(561,309)	(8)%
Total Liabilities	(millions of yen)	6,611,637	7,158,743	(547,106)	(8)%
(Long- and Short-term Debt)		4,684,693	5,252,012	(567,319)	(11)%
(Deposits)		744,458	667,627	76,831	12%
Shareholders’ Equity	(millions of yen)	1,265,438	1,167,530	97,908	8%
Shareholders’ Equity Per Share	(yen)	11,776.43	13,059.59	(1,283.16)	(10)%

Total Assets decreased 5% to ¥7,918,537 million from ¥8,369,736 million on March 31, 2009. “Investment in operating leases” increased due to the acquisition of real estate under operating leases. “Investment in securities” also increased, however, “installment loans” and “investment in direct financing leases” decreased due to the stringent selection of new transactions and a focus on collections. In addition, “installment loans” decreased and “investment in affiliates” increased as a result of the change in status of ORIX Credit Corporation from consolidated subsidiary to equity method affiliate. Furthermore, segment assets were down 8% to ¥6,671,362 million compared to March 31, 2009.

Long- and short-term debt levels have decreased compared to the fiscal year ended March 31, 2009 as a result of continued reductions of interest-bearing liabilities. However, “deposits” have increased compared to the fiscal year ended March 31, 2009 due to business expansion into corporate lending in the trust and banking business.

In July 2009, ¥83 billion in capital was raised through the issuance of new shares. As a result, shareholders’ equity increased 8% to ¥1,265,438 million compared to March 31, 2009, strengthening the stability of ORIX’s financial base.

Summary of Cash Flows

Cash and cash equivalents increased by ¥132,883 million to ¥592,852 million compared to March 31, 2009.

“Cash flows from operating activities” provided ¥100,973 million during the first half of the current fiscal year, having provided ¥125,894 million in the same period of previous fiscal year, as a result of the adjustment of “net income” such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” despite a decrease in “net income” compared to the previous fiscal year.

“Cash flows from investing activities” provided ¥352,351 million during the first half of the current fiscal year having used ¥112,122 million during the same period of the previous fiscal year, due to decreases in “purchases of lease equipment”, “installment loans made to customers”, “purchases of available-for-sale securities”, and “purchases of other securities” reflecting the policy of stringent selection of new transactions, and return of investments in connection to “sale of subsidiaries, net of cash disposed”.

“Cash flows from financing activities” used ¥319,130 million during the first half of the current fiscal year, having used ¥16,415 million during the same period of the previous fiscal year, due to reduction of interest-bearing debt following the policy of fortification of financial stability despite fundraising through the issuance of new shares.

The cash balance has increased and cash management is stable resulting from operating and investing activities providing cash inflows.

3.	Qualitative Information Regarding Forecasts for Consolidated

Financial	Results Financial Highlights for the Fiscal Year Ending March 31, 2010

ORIX is aiming for moderate recovery and forecasts “total revenues” of ¥960,000 million (down 10.1% year on year) and “net income attributable to ORIX Corporation*” of ¥30,000 million (up 36.8% year on year) for the fiscal year ending March 31, 2010. This forecast does not differ from the “outlook and forecasts for the fiscal year ending March 31, 2010” appearing in the Consolidated Financial Results for the fiscal year ended March 31, 2009.

* “Net income attributable to ORIX Corporation” is equivalent to “net income”, which had been used until the fiscal year ended March 31, 2009.

Segment profit forecasts are as follows.

Segment	Segment Profit [Initial forecast]	Forecast for the fiscal year ending March 31, 2010
Corporate Financial Services	(¥10.0 Billion)	Decrease in segment assets with the tightening of credit and increased collections. New occurrences of non-performing loans are near convergence. Collections are progressing swiftly, and provisions are expected to decrease in the second half of this fiscal year. New business opportunities will be presented in the changing environment.

Maintenance Leasing	¥25.0 Billion	Slackening revenues due to deterioration in the economy; however, will aim for improvement in profitability by controlling maintenance expenses and cost reduction programs.

Real Estate	¥20.0 Billion	Although the number of condominiums sold will decrease, write-downs have decreased considerably, and the trend will continue for the second half of this fiscal year. Gains on sales expected to decrease due to the stagnated real estate market.

Investment Banking	(¥15.0 Billion)	Decrease in revenues resulting from declining asset levels due to enhanced collections and curbing new non-recourse loan transactions. Sufficient provisions are expected to have been set aside for the second half of this fiscal year. Loss was recorded for JOINT CORPORATION, however the absence of impairment and losses from DAIKYO and Fuji Fire and Marine will result in lower segment losses compared to the previous year.

Retail	¥20.0 Billion	Asset levels in the trust and banking business have steadily increased. Improvement in life insurance related investment income expected to continue for the second half of this fiscal year. Gains on the sale of ORIX Credit shares were recorded during the second quarter, and it will be recognized under “equity in net income (loss) of affiliates.” Segment profits are forecast to improve significantly compared to the previous fiscal year.

Overseas Business	¥15.0 Billion	Overall decrease in assets due to tightening of credit. Provisions are forecasted to increase in the U.S., while remaining flat in Asia for the second half of this fiscal year. Segment profits expected to trend favorably due to realized gain on investment securities in the U.S. in line with overall market recovery and profit contributions from principal investment in Asia.

The above-mentioned segment profits include “income before income taxes and discontinued operations” as well as results of “discontinued operations” and net income attributable to the noncontrolling interests before applicable tax effect. Segment profits do not include income tax expenses.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

The ORIX Group has been diversifying its business expansion into areas related to its financial service operations, including real estate-related and investment-related operations. Due to the characteristics of these operations, which are affected by changes in economic conditions in Japan and overseas, our operating environment, as well as market trends, it has become difficult to estimate figures, such as earnings forecasts. For this reason, we do not give quarterly forecast guidance.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

4.	Others

(1) Changes in Significant Consolidated Subsidiaries

The Company transferred a portion of its shares in ORIX Credit Corporation , and thus ORIX Credit Corporation was shifted from consolidated subsidiary to equity method affiliate of the Company during six months ended September 30, 2009.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

Effective April 1, 2009, the Company and its subsidiaries adopted the FASB Accounting Standards Codification (ASC) 805 (“Business Combinations”), which is a replacement of FASB Statement No. 141 (revised 2007) (“Business Combinations”). This Codification requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition) and requires expensing of acquisition-related transaction and restructuring costs among other things.

Effective April 1, 2009, the Company and its subsidiaries also adopted ASC 810-10 (“Consolidation”), which is a replacement of FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”). This Codification requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under this Codification, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. Pursuant to this Codification, noncontrolling interests which were previously classified between liabilities and equity are included in equity, except for those noncontrolling interests which are redeemable, and presentation of condensed consolidated statements of income is reclassified. In the same way, the financial statements that had been previously reported are reclassified.

Effective April 1, 2009, the Company also adopted ASC 815-40 (“Derivatives and Hedging – Contracts in Entity’s Own Equity”), which is a replacement of EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. ASC 815-40 amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) should be bifurcated. A Liquid Yield Option NotesTM issued by the Company meets the criteria of ASC 815-40 and needs to bifurcate its convertible rights as derivative instruments. This ASC 815-40 should apply to the Notes from the inception of issuance retroactively, and as a result of adoption, the Company made certain reclassification adjustments to retained earnings at the beginning of this fiscal year.

Effective September 30, 2009, the Company and its subsidiaries also adopted ASC 105 (“Generally Accepted Accounting Principles”), which is a replacement of FASB No.168 (“FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”). The Codification became the sole source of authoritative generally accepted accounting principles for the financial statements. Under this Codification, all GAAP references are updated.

(1) Condensed Consolidated Balance Sheets

(As of September 30, 2009 and March 31, 2009)

(Unaudited)

	(millions of yen, millions of US$)

	September 30, 2009	March 31, 2009	U.S. dollars September 30, 2009
Assets
Cash and Cash Equivalents	592,852	459,969	6,572
Restricted Cash	133,241	128,056	1,477
Time Deposits	4,218	680	47
Investment in Direct Financing Leases	815,827	914,444	9,044
Installment Loans	2,683,518	3,304,101	29,747
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(160,384)	(158,544)	(1,778)
Investment in Operating Leases	1,286,127	1,226,624	14,257
Investment in Securities	945,029	926,140	10,476
Other Operating Assets	187,890	189,560	2,083
Investment in Affiliates	379,821	264,695	4,210
Other Receivables	223,730	228,581	2,480
Inventories	174,863	197,960	1,938
Prepaid Expenses	36,421	34,571	404
Office Facilities	90,014	86,945	998
Other Assets	525,370	565,954	5,824

Total Assets	7,918,537	8,369,736	87,779

Liabilities and Equity
Short-Term Debt	704,168	798,167	7,806
Deposits	744,458	667,627	8,252
Trade Notes, Accounts Payable and Other Liabilities	337,959	370,310	3,747
Accrued Expenses	86,031	96,662	954
Policy Liabilities	417,856	442,884	4,632
Current and Deferred Income Taxes	170,064	160,358	1,885
Security Deposits	170,576	168,890	1,891
Long-Term Debt	3,980,525	4,453,845	44,125

Total Liabilities	6,611,637	7,158,743	73,292

Redeemable Noncontrolling Interest	24,408	25,396	270

Commitments and Contingent Liabilities

Common Stock	143,899	102,216	1,595
Additional Paid-in Capital	178,766	136,313	1,982
Retained Earnings	1,087,035	1,071,919	12,050
Accumulated Other Comprehensive Income (loss)	(94,702)	(92,384)	(1,050)
Treasury Stock, at Cost	(49,560)	(50,534)	(549)

Total ORIX Corporation Shareholders’ Equity	1,265,438	1,167,530	14,028

Noncontrolling Interests	17,054	18,067	189

Total Equity	1,282,492	1,185,597	14,217

Total Liabilities and Equity	7,918,537	8,369,736	87,779

	September 30, 2009	March 31, 2009	U.S. dollars September 30, 2009
Note: Accumulated Other Comprehensive Income (loss)
Net unrealized gains (losses) on investment in securities	7,448	(5,615)	83
Defined benefit pension plans	(15,720)	(16,221)	(174)
Foreign currency translation adjustments	(86,614)	(71,791)	(961)
Net unrealized gains on derivative instruments	184	1,243	2

	(94,702)	(92,384)	(1,050)

Pursuant to FASB Accounting Standards Codification 810-10 (“Consolidation”), noncontrolling interests, which were previously classified between liabilities and equity are included in equity, except for those noncontrolling interests which are redeemable, and prior period amounts have been reclassified.

(2) Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2008 and 2009)

(Unaudited)

	(millions of yen, millions of US$)
	Six Months Ended September 30, 2008	Period -over- period (%)	Six Months Ended September 30, 2009	Period -over- period (%)	U.S. dollars Six Months Ended September 30, 2009
Total Revenues :	548,738	98	471,447	86	5,226

Direct financing leases	34,647	91	25,662	74	284
Operating leases	145,983	103	140,489	96	1,557
Interest on loans and investment securities	103,744	92	74,036	71	821
Brokerage commissions and net gains (losses) on investment securities	(1,118)	—	10,517	—	117
Life insurance premiums and related investment income	62,963	98	57,189	91	634
Real estate sales	28,697	71	21,046	73	233
Gains on sales of real estate under operating leases	18,562	228	2,262	12	25
Other operating revenues	155,260	110	140,246	90	1,555

Total Expenses :	491,414	106	448,975	91	4,977

Interest expense	52,727	103	43,705	83	484
Costs of operating leases	98,370	108	98,159	100	1,088
Life insurance costs	54,686	98	46,440	85	515
Costs of real estate sales	36,803	100	20,734	56	230
Other operating expenses	88,561	111	75,973	86	842
Selling, general and administrative expenses	127,570	98	117,754	92	1,306
Provision for doubtful receivables and probable loan losses	27,471	194	39,475	144	438
Write-downs of long-lived assets	—	—	298	—	3
Write-downs of securities	5,583	149	6,085	109	67
Foreign currency transaction loss (gain), net	(357)	—	352	—	4

Operating Income	57,324	58	22,472	39	249

Equity in Net Income (loss) of Affiliates	21,570	88	(4,538)	—	(50)
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	(233)	—	6,293	—	70

Income before Income Taxes and Discontinued Operations	78,661	61	24,227	31	269

Provision for Income Taxes	32,841	63	9,940	30	111

Income from Continuing Operations	45,820	59	14,287	31	158

Discontinued Operations:
Income from discontinued operations, net	18,596		9,421		105
Provision for income taxes	(7,764)		(3,220)		(36)

Discontinued operations, net of applicable tax effect	10,832	65	6,201	57	69

Net Income	56,652	60	20,488	36	227

Net Income (loss) Attributable to the Noncontrolling Interests	694	77	(741)	—	(8)

Net Income Attributable to the Redeemable Noncontrolling Interest	692	49	1,079	156	12

Net Income Attributable to ORIX Corporation	55,266	60	20,150	36	223

Note:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements:Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Pursuant to FASB Accounting Standards Codification 810-10 (“Consolidation”), presentation of condensed consolidated statements of income is reclassified. This statement’s presentation and disclosure requirements are to be applied retrospectively.

(3) Condensed Consolidated Statements of Cash Flows

(For the Six Months Ended September 30, 2008 and 2009)

(Unaudited)

	(millions of yen, millions of US$)
	Six Months Ended September 30, 2008	Six Months Ended September 30, 2009	U.S. dollars Six Months Ended September 30, 2009
Cash Flows from Operating Activities:
Net income	56,652	20,488	227
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,369	85,256	945
Provision for doubtful receivables and probable loan losses	27,471	39,475	438
Decrease in policy liabilities	(16,473)	(25,028)	(277)
(Gains) losses from securitization transactions	(212)	107	1
Equity in net (income) loss of affiliates	(21,570)	5,156	57
(Gains) losses on sales of subsidiaries and affiliates and liquidation losses, net	233	(6,293)	(70)
Gains on sales of available-for-sale securities	(92)	(3,086)	(34)
Gains on sales of real estate under operating leases	(18,562)	(2,262)	(25)
Gains on sales of operating lease assets other than real estate	(4,275)	(3,408)	(38)
Write-downs of long-lived assets	—	298	3
Write-downs of securities	5,583	6,085	67
Increase in restricted cash	(216)	(5,410)	(60)
Decrease in loans held for sale	10,285	1,052	12
Increase in trading securities	(454)	(1,424)	(16)
Decrease in inventories	18,667	18,333	203
Increase in prepaid expenses	(7,885)	(1,921)	(21)
Decrease in accrued expenses	(19,600)	(8,281)	(92)
Increase (decrease) in security deposits	2,933	(54)	—
Other, net	(3,960)	(18,110)	(201)

Net cash provided by operating activities	125,894	100,973	1,119

Cash Flows from Investing Activities:
Purchases of lease equipment	(474,758)	(190,401)	(2,111)
Principal payments received under direct financing leases	232,725	182,529	2,023
Net proceeds from securitization of lease receivables, loan receivables and securities	20,112	8,175	91
Installment loans made to customers	(629,748)	(320,600)	(3,554)
Principal collected on installment loans	758,311	520,703	5,772
Proceeds from sales of operating lease assets	111,108	63,231	701
Investment in affiliates, net	(2,244)	(8,417)	(93)
Proceeds from sales of investment in affiliates	1,953	4,393	49
Purchases of available-for-sale securities	(219,951)	(176,518)	(1,957)
Proceeds from sales of available-for-sale securities	79,148	72,624	805
Proceeds from redemption of available-for-sale securities	72,017	78,145	866
Purchases of held-to-maturity securities	—	(9,733)	(108)
Purchases of other securities	(62,111)	(6,346)	(70)
Proceeds from sales of other securities	20,586	11,293	125
Purchases of other operating assets	(6,146)	(2,723)	(30)
Acquisitions of subsidiaries, net of cash acquired	(4,857)	(4,944)	(55)
Sales of subsidiaries, net of cash disposed	—	126,721	1,405
Other, net	(8,267)	4,219	47

Net cash provided by (used in) investing activities	(112,122)	352,351	3,906

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(131,151)	(51,143)	(567)
Proceeds from debt with maturities longer than three months	1,249,643	430,468	4,772
Repayment of debt with maturities longer than three months	(1,112,355)	(839,776)	(9,309)
Net increase in deposits due to customers	51,487	76,972	853
Issuance of common stock	199	83,036	920
Dividends paid	(23,529)	(6,261)	(69)
Net decrease in call money	(21,500)	(13,400)	(149)
Acquisition of treasury stock	(29,290)	(2)	—
Other, net	81	976	11

Net cash used in financing activities	(16,415)	(319,130)	(3,538)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	698	(1,311)	(14)

Net increase (decrease) in Cash and Cash Equivalents	(1,945)	132,883	1,473
Cash and Cash Equivalents at Beginning of Year	320,655	459,969	5,099

Cash and Cash Equivalents at End of Period	318,710	592,852	6,572

(4) Assumptions for Going Concern

Not applicable.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen, millions of US$)

	Six Months Ended September 30, 2008		Six Months Ended September 30, 2009		U.S. dollars Six Months Ended September 30, 2009		March 31, 2009	September 30, 2009	U.S. dollars September 30, 2009
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits (Losses)	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	70,204	7,145	58,830	(9,149)	652	(101)	1,583,571	1,384,106	15,343
Maintenance Leasing	117,562	14,752	112,383	10,703	1,246	119	648,314	600,792	6,660
Real Estate	142,937	40,111	95,940	10,728	1,064	119	1,175,437	1,150,491	12,753
Investment Banking	48,248	12,326	41,178	(13,745)	456	(152)	1,321,491	1,265,140	14,024
Retail	96,105	8,222	82,112	14,820	910	164	1,554,006	1,419,020	15,731
Overseas Business	93,317	13,968	88,039	21,489	976	238	949,852	851,813	9,443

Segment Total	568,373	96,524	478,482	34,846	5,304	387	7,232,671	6,671,362	73,954

Difference between Segment Total and Consolidated Amounts	(19,635)	(17,863)	(7,035)	(10,619)	(78)	(118)	1,137,065	1,247,175	13,825

Consolidated Amounts	548,738	78,661	471,447	24,227	5,226	269	8,369,736	7,918,537	87,779

Note:	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations, net income attributable to the noncontrolling interests, before applicable tax effect. Tax expenses are not included in segment profits.

2. Segment Information by Location

				(millions of yen, millions of US$)

	Six Months Ended September 30, 2008
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	481,289	38,495	52,696	(23,742)	548,738
Segment Profits	82,816	3,367	11,074	(18,596)	78,661

	Six Months Ended September 30, 2009
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	398,499	44,110	40,508	(11,670)	471,447
Segment Profits	13,051	8,356	12,241	(9,421)	24,227

	U.S. dollars Six Months Ended September 30, 2009
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	4,417	489	449	(129)	5,226
Segment Profits	145	93	136	(105)	269

Note:	Segment information by location are based on income before income taxes as well as results of discontinued operations and net income attributable to the noncontrolling interests, before applicable tax effect. Tax expenses are not included in segment profits.

3. Overseas Revenues

	(millions of yen, millions of US$)

	Six Months Ended September 30, 2008			Six Months Ended September 30, 2009			U.S. dollars Six Months Ended September 30, 2009
	America*1	Other*2	Total	America*1	Other*2	Total	America*1	Other*2	Total
Overseas Revenues	37,861	54,677	92,538	48,442	41,092	89,534	537	456	993
Consolidated Revenues			548,738			471,447			5,226
The Rate of the Overseas Revenues to Consolidated Revenues	6.9%	10.0%	16.9%	10.3%	8.7%	19.0%	10.3%	8.7%	19.0%

Note:	Results of discontinued operations are not included in “Overseas Revenues.”

Note*1:	Mainly United States
Note*2:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

On July 21, 2009, the Company issued 18,000,000 shares of common stock by way of primary Japanese public offering and international offering. As a result of those offerings, common stock and additional paid-in capital increased by ¥41,677 million and ¥41,347 million, respectively, compared to June 30, 2009.

(7) Subsequent Event

There is no corresponding item.